Contact

www.linkedin.com/in/gans20m (LinkedIn)

Top Skills

E-commerce
Cloud Computing
Product Management

Gans Subramaniam

Founder & Managing Partner at Hourglass Ventures
San Francisco, California, United States

Summary

Early stage B2B SaaS Venture Fund!

Experience

JOGO Health
Board Member
August 2023 - Present (5 months)

CapConnect+
Board Member
September 2022 - Present (1 year 4 months)

CapConnect+ is simplifying the debt/bond issuance and investment process with its fully Digital Bond Issuance and Management Platform!

Profit.co
Investor
January 2022 - Present (2 years)

Hourglass Ventures
Founder & Managing Partner
May 2020 - Present (3 years 8 months)
San Francisco Bay Area

CoreStack
Chief Revenue Officer
November 2019 - May 2020 (7 months)
Palo Alto, CA

Very excited to join CoreStack.io to be part of an exciting journey!

CoreStack empowers you to rapidly achieve continuous & autonomous cloud governance so you can accelerate innovation and deliver predictable outcomes. We do so by ensuring cloud compliance and automating your cloud operations. CoreStack's cloud-native, multi-cloud compliance platform is used today by many leading global enterprises. We're backed by industry-leading

advisors, a stellar leadership team and creative investors. Gartner just called us a cool vendor in cloud computing!

www.corestack.io

Databricks
Regional Director (US Western Region)
January 2018 - November 2019 (1 year 11 months)

San Francisco Bay Area

* Helping customers modernize their analytics infrastructure with Databricks to build and drive data-driven decisions powered by Apache Spark engine

* Build & deploy Machine Learning applications on Databricks' Unified Analytics Platform

* Help customers create AI/ML vision & roadmap for future of their business

Califta, Inc
Founder & CEO
January 2007 - December 2015 (9 years)

San Francisco Bay Area

Califta bridges Enterprise Buyers and Suppliers to enable Business e-Commerce

Infosys Technologies
Engagement Manager
June 2002 - February 2007 (4 years 9 months)

Customer Relationship Management,
Account Management

Qwest Communications
Director, Engineering
February 1997 - May 2002 (5 years 4 months)

Responsible for Services Engineering, Managed Services Development and Architecture

Hewlett-Packard
Consulting Software Engineer
August 1996 - August 1997 (1 year 1 month)

Distributed Computing Research Lab, IIT Madras
Systems Architecture
1992 - 1996 (4 years)

Applied Automation Systems
Systems Engineering
1990 - 1992 (2 years)

Education

Indian Institute of Technology, Madras
MS, Computer Science · (1992 - 1996)

PSG College of Technology
Master's, Appled Mathematics & Computer Science · (1988 - 1990)

Coimbatore Institute of Technology
BS, Applied Sciences · (1984 - 1988)